Exhibit 100.0

NICE Announces Interactions 2018 Paris Where Europe’s Leading
Organizations Will Discuss Strategies for Winning in the Experience Economy

Exclusive event to create a forum for dialog on how to leverage cloud, analytics, process automation and employee engagement to improve customer experience

Hoboken, N.J., October 22, 2018 – NICE (Nasdaq: NICE) today announced Interactions 2018 Paris, its annual France and Benelux focused conference to be held on November 15, 2018 at Pavillon Dauphine in Paris, France, A complimentary event for NICE customers, partners and prospects, NICE Interactions 2018 Paris will feature internationally renowned former footballer, Emmanuel Petit, as keynote speaker, in addition to John O'Hara, President, NICE EMEA. Customers such as Canal+ International, Malakoff Médéric, Engie Electrabel, Chronopost, John Paul, Groupe La Poste, OVH, Webhelp and Teleperformance will also present at the event. To register, please click here.

The agenda of this year's NICE Interactions 2018 Paris event will include three exciting tracks, namely analytics, process automation and employee engagement. A dedicated showcase area will allow attendees to get a closer look at the latest innovations across NICE's rich range of solutions via demos. Some of the offerings to be featured include next generation Quality Management, Nexidia Analytics, Robotic Process Automation (RPA), Real-Time Authentication (RTA), Workforce Management (WFM), Employee Engagement Management (EEM), NICE Satmetrix Voice of the Customer (VoC), and of course, CXone, the market's No. 1 cloud customer experience platform.

The content rich event will also feature two intimate roundtable discussion sessions led by the company's product experts and will offer delegates the opportunity to raise questions and challenges while sharing from their day to day experiences. The discussions will revolve around the following topics:

•	Migration to the cloud

•	Employee engagement

•	The day after GDPR and compliance

•	Fighting against fraud

•	Voice of the Customer (VoC)

NICE is also pleased to welcome Orange Business Services and BearingPoint as the platinum sponsors, CoverApps as gold as well as Data Point Europe (a Sabio company) and TEIN Technology as silver sponsors of this year's event. For additional sponsorship options, please click here.

NICE Interactions 2018 Paris invites French and Benelux customers and partners to submit applications for awards honoring outstanding implementation of and innovation based on NICE solutions. Nominations can be shared at no cost in one of the following awards categories by clicking here:

•	Business Impact Excellence: Acknowledges customers who have implemented programs that deliver measurable impact in operational efficiency and/or revenue generation.

•
Customer Experience Excellence: Recognizes customers who have demonstrated steps to improve their customer experience resulting in improvements in first call resolution, service level or Net Promoter Score (NPS).

•
Employee Engagement Excellence: Showcases clients who have utilized technology to successfully engage and motivate their workforce via notable changes in agent absenteeism, attrition and agent utilization.

•	Analytics Excellence: Rewards customers who have successfully leveraged analytics and achieved high user adoption rates as well as tangible business results.

"We're thrilled to be bringing a feature rich agenda, customer success stories and delegate-inclusive round table discussions to this year's Interactions Paris conference,” said John O'Hara, President, NICE EMEA. “We look forward to honoring our French and Benelux customers and partners via the awards which exemplify our continued commitment to innovation and the creative use of our offering. In an economy where customer experience drives business success, this conference will offer valuable content that delegates can take home and put into practice quickly to improve their service parameters as well as their bottom line revenues.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. O'Hara, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.